SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                  Report on Form 6-K for the month of June 2003

                  Hellenic Telecommunications Organization S.A.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F _X_           Form 40-F


  (Indicate  by  check  mark  whether  the   registrant  by  furnishing   the
information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                        Yes ___                 No ____


Enclosures:

1. Press release dated: June 28, 2004

Joint Press Announcement by the Government of the Republic of Armenia, Hellenic Telecommunications Organization and Armenia
Telephone Company - ARMENTEL

    ATHENS, Greece--(BUSINESS WIRE)--June 28, 2004--The Government of the Republic of Armenia, Hellenic Telecommunications Organization SA (NYSE:OTE) (ASE:HTO) and Armenia Telephone Company (ARMENTEL), jointly announce the commencement of negotiations with a view to settling all outstanding disputes between the parties. The Government of the Republic of Armenia has made a decision to suspend the amendment of License No. 60 issued to Armentel, until 28 September 2004 to facilitate the conduct of the negotiations. The amendment of License No. 60 relates to the granting of a second mobile telephony license in Armenia

    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

    Additional Information is also available on http://www.ote.gr.

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2002 filed with the SEC on June 30, 2003. OTE assumes no obligation to update information in this release.

    CONTACT: OTE
             Dimitris Tzelepis
             Head of Investor Relations, OTE Group
             Tel: +30 210 611 1574
             email: dtzelepis@ote.gr
             or
             Kostas Bratsikas
             Investor Relations
             Tel: +30 210 611 1428
             email: brakon@ote.gr
             or
             Taylor Rafferty
             London: +44 20 7936 0400
             New York: +1 212-889-4350
             email: ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                Hellenic Telecommunications Organization S.A.

                                By: /s/ Iordanis Aivazis
                                    -----------------------------------------
Date: June 28, 2004                 Name: Iordanis Aivazis
                                    Title: Chief Financial Officer